Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

March 5, 2015

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$500 million 2.050% Senior Notes Due March 10, 2020

Issuer:	John Deere Capital Corporation

Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services

Note Type:	Medium-Term Notes, Series F

Issue Size:	$500 million

Trade Date:	March 5, 2015

Settlement Date (T+3):	March 10, 2015

Maturity Date:	March 10, 2020

Benchmark Treasury:	1.375% due February 29, 2020

Benchmark Treasury Yield and Price:	1.566%; 99-02¾

Spread to Treasury:	53 basis points

Reoffer Yield:	2.096%

Coupon:	2.050%

Coupon Payment Dates:	Semi-annually on March 10 and September 10, commencing on September 10, 2015 and ending on the maturity date.

Day Count:	30 / 360, Unadjusted

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Redemption Provision:	N/A

Price to Public:	99.783% plus accrued interest from March 10, 2015

Gross Spread:	0.350%

Net Proceeds (%):	99.433% plus accrued interest from March 10, 2015

Net Proceeds ($):	$497,165,000 plus accrued interest from March 10, 2015

CUSIP:	24422ESW0

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BBVA Securities Inc.
BNP Paribas Securities Corp.
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.